Exhibit 99.2

NiCE Deepens Partnership with Salesforce to Accelerate End-To-End Customer
Service Workflow Orchestration

Expanded collaboration brings NiCE’s AI-powered CX and intelligent orchestration together with Agentforce in
Salesforce Service Cloud, empowering businesses to deliver complete customer service experiences

Hoboken, N.J., August 12, 2025 – NiCE (Nasdaq: NICE) today announced an expanded strategic partnership with Salesforce to deliver seamless, AI-driven customer experiences through a deeper integration between NiCE CXone Mpower and Salesforce Service Cloud. After launching Bring Your Own Telephony with Salesforce Service Cloud Voice in 2022, the companies will further invest in enabling Bring Your Own Contact Center, inclusive of customer managed channels and NiCE’s leading WEM capabilities in the Service Cloud unified desktop.  NiCE and Salesforce support a shared customer base of hundreds of thousands of users. This expanded partnership adds powerful new capabilities while laying the foundation for continued innovation and joint growth.

NiCE further intends to join the Salesforce Zero Copy Partner Network as the first in the Contact Center ecosystem to enable the unification of contact center interaction insights with CRM data through a new bidirectional Zero Copy integration with Salesforce Data Cloud. This will provide customers with a shared data foundation between NiCE CXone Mpower and Salesforce Data Cloud that eliminates silos and unlocks data to accelerate AI-driven experiences across both platforms. Shared customers can use this integration to enable real-time AI-driven orchestration using complete experience context. AI agents can operate with a complete, stateful understanding of the entire journey across self-service, live support, and fulfillment, including awareness of past actions, intent, and outcomes.

Through this collaboration, organizations can leverage CXone Mpower’s real-time orchestration engine, industry-leading workforce augmentation solutions and purpose-built AI for CX seamlessly within Salesforce Service Cloud’s unified desktop for Service Reps. This integration extends NiCE’s industry-leading connected intelligence across Salesforce digital channels, cases, and interactions, delivering a streamlined, AI-first service experience.

By uniting Service Cloud’s robust CRM platform, renowned for advanced case management and extensive digital channel support, and AI assistance for service reps in the agent desktop with CXone Mpower’s intelligent CX automation and orchestration capabilities, joint customers gain a unified, intelligent service environment.  If a customer begins their journey with an autonomous agent, they can seamlessly transfer their conversation to a human service rep with their entire transcript and Salesforce record intact and if the issue becomes even more complex a supervisor can access the conversation for real-time coaching.  This is one example of how NiCE and Salesforce are enabling seamless orchestration of complex customer journeys across every touchpoint, with real-time decisioning, workflow automation, and personalized interactions that drive customer satisfaction and operational efficiency.

“This renewed partnership with Salesforce marks more than just deeper integration, it signals a vision for the future of customer service,” said Barry Cooper, President, CX Division, NiCE. “Together, we will collaborate to help businesses move from disconnected touchpoints to intelligently orchestrated experiences that span the entire customer journey. As our partnership grows, so does our commitment to helping our mutual customers lead the way in AI-powered service.”

"Strengthening our partnership with NiCE will help organizations further provide deeply unified customer service experiences,” said Kishan Chetan, Executive VP and GM Service Cloud at Salesforce. “Together, we’re helping organizations move beyond channel silos and orchestrate intelligent, outcomes-driven interactions at scale, ultimately delivering greater value to our mutual customer through continued innovation.”

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.